HALL & ROMKEMA FINANCIAL SERVICES, LLC
Statement of Income
For the Year Ended December 31, 2015

Revenues		
Advisory fees	$	755,294
Commissions		25,621
Other		385
Total Revenues		781,300
Expenses		
Contracted services		112,800
Consulting services		23,274
Clearing and bank charges		27,791
Professional services		33,944
Office supplies and expense		9,684
Professional fees and licenses		7,864
Professional liability insurance		5,188
Online service		10,621
Other expenses		5,815
Depreciation		69
Total Expenses		237,050
Net Income	$	544,250

See accompanying notes.